To Shareholders of InterWest Medical Corporation


Dear Shareholders:

In last year's report to shareholders, we informed you that the Company anticipated making physical improvements to its nursing home. These plans have progressed during the year. An addition to the parking lot has been completed at a cost of approximately $60,000. Improvements to drainage on the lot are expected to be finished shortly.

For several months, the Company has been working with California regulatory authorities in an attempt to receive approval for plans for modification of the nursing home building. The addition will enlarge the administration area and the therapy area. It will not result in adding any patient rooms, but should result in improvements to operations. Costs are estimated at $100,000.

The Company has completed the disposition of its remaining undeveloped oil and gas acreage. Low oil and gas prices and declining industry fundamentals have discouraged the Company from acquiring additional acreage. The focus of the Company is to improve where possible the operations of the nursing home in an attempt to maximize operating results.

Very truly yours,

INTERWEST MEDICAL CORPORATION



Arch B. Gilbert, President

October 26, 1998

Management's Discussion and Analysis of Financial Condition and
Results of Operations.

(a)	Liquidity and Capital Resources:


During the year 1995, the Company's cash increased from $1,807,951 at the beginning of the period to $2,096,886 at the end of the period. Accordingly, there was a net increase in cash of $288,935. This was attributable to an increase in cash provided by operating activities.

During the year 1996, the Company's cash decreased from $2,096,886 at the beginning of the period to $2,094,563 at the end of the period. Accordingly, there was a net decrease in cash of ($2,323). This was attributable to a decrease in net cash provided by operating activities.

During the year 1997, the Company's cash decreased from $2,094,563 at the beginning of the period to $1,458,281 at the end of the period. There was a decrease in cash of $636,282 as a result of $1,741,023 used in investment activities.

The Company is not aware of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way.

In the Company's view, its short-term liquidity and short-term capital resources will be sufficient to cover its cash needs up to 12 months into the future. The Company does not presently anticipate material capital expenditures. The Company does not have any significant balloon payments. The Company's long-term debt consists of a mortgage loan bearing interest at the rate of 11% and is payable in monthly installments of $42,890. It is anticipated that these payments will be made from revenues received by the operation of the Company's nursing home.

During 1997, the Company purchased as treasury shares a total of 297,075 shares of its stock at an aggregate purchase price of $36,571.

(b)	Results of Operations:

Operating profit for 1995 was $353,246, as compared to an operating profit of $268,766 for 1994. The increase in profit was attributed to larger revenues from the Company's long-term health care facility. Net loss was ($47,877) as compared to ($53,452) for 1994.

Operating profit for 1996 was $360,059, as compared to an operating profit of $353,246 for 1995. The increase in profit was attributed to larger revenues from the Company's long-term health care facility. Net loss was ($49,282) in 1996 as compared to a loss of ($47,877) in 1995.

Operating profit for 1997 was $987,934, as compared to an operating profit of $360,059 for 1996. The increase in profit was attributed to an increase of revenues from the Company's long-term health care facility. Net income was $609,112 in 1997 as compared to a loss of ($49,282) in 1996.

The revenues derived from each segment of the Company's businesses are as follows: Long-term health care - $9,773,756;
real estate development and construction - $87,606 and oil and gas - $268,806.

c.	Effects of Inflation:

The Company is of the view that inflation did not affect its operations in 1997 and should not in 1998.

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
InterWest Medical Corporation

We have audited the accompanying consolidated balance sheets of InterWest Medical Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards and Government Auditing Standards issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterWest Medical Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental statements and schedules on pages 25 through 35 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements of InterWest Medical Corporation. Such information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

The supplementary information on pages 21 through 24 are not a required part of the basic financial statements but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquires of management regarding the methods of measurement and presentation of the supplementary information. However, we did not audit the information and express no opinion on it.

In accordance with Government Auditing Standards and the Consolidated Audit Guide for Audits of HUD Programs issued by the
U. S. Department of Housing and Urban Development, we have also issued a report dated March 10, 1998, on our consideration of the Company's internal control and reports dated March 10, 1998, on its compliance with specific requirements applicable to major HUD programs and specific requirements applicable to Fair Housing and Non-Discrimination.



WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
March 10, 1998

3039

	INTERWEST MEDICAL CORPORATION	(1 of 2)
	CONSOLIDATED BALANCE SHEETS
	DECEMBER 31, 1997 AND 1996



	1997	1996
                ASSETS

CURRENT ASSETS
Cash, including interest bearing accounts,
1997 - $1,090,686 ; 1996 - $1,954,527	$1,458,281	$2,094,563
Accounts receivable - trade, net of
allowance for doubtful accounts,
1997 - $54,844; 1996 - $51,178	2,225,183	1,631,439
Investments available for sale	1,955,961	-
Prepaid expenses and other receivables	60,165	73,335

Total current assets	5,699,590	3,799,337

REAL ESTATE DEVELOPMENT
AND CONSTRUCTION COSTS	33,582	121,582

PROPERTY AND EQUIPMENT, at cost
Land			191,442	176,442
Buildings and improvements	3,789,419	3,786,294
Equipment and furniture	827,302	645,876
Oil and gas properties (successful
efforts method of accounting)	477,276	997,083

	5,285,439	5,605,695
Less accumulated depreciation and depletion	1,779,239	1,501,730

	3,506,200	4,103,965
OTHER ASSETS
Cash escrow accounts 	17,293	34,975
Deferred financing costs, net	265,583	273,755

	282,876	308,730

TOTAL ASSETS	$9,522,248	$8,333,614

	INTERWEST MEDICAL CORPORATION	(2 of 2)
	CONSOLIDATED BALANCE SHEETS
	DECEMBER 31, 1997 AND 1996



	1997	1996
      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$   15,418	$   13,818
Accounts payable	1,196,289	508,621
Accrued salaries	633,144	543,697
Other accrued liabilities	142,019	142,032

Total current liabilities	1,986,870	1,208,168

LONG-TERM DEBT 	4,530,234	4,545,653

STOCKHOLDERS' EQUITY
Common stock, par value $0.001,
authorized 50,000,000 shares;
issued 20,000,000 shares	20,000	20,000
Additional paid-in capital	4,798,745	4,798,745
Retained deficit	( 1,297,316)	( 1,906,428)
Net unrealized depreciation on
	securities available for sale	(   147,190)	-

	3,374,239	2,912,317
Less cost of shares held in the treasury,
1997 - 3,180,039 shares;
1996 - 2,882,964 shares	369,095	332,524

	3,005,144	2,579,793

TOTAL LIABILITIES
AND STOCKHOLDERS' EQUITY	$9,522,248	$8,333,614

	INTERWEST MEDICAL CORPORATION
	CONSOLIDATED STATEMENTS OF OPERATIONS
	YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



	1997	1996	1995

REVENUES
	Net patient service revenue	$9,773,756	$8,903,359
        	$8,758,711
	Other revenue	349,412	380,415	343,638

Total revenue	10,123,168	9,283,774	9,102,349

COSTS AND EXPENSES
Professional care of patients	5,413,364	4,796,723	4,497,782
General services	1,822,532	1,783,758	1,578,723
Administrative services	1,352,709	1,320,204	1,550,293
Other costs	220,938	731,981	737,377
Depreciation, depletion
and amortization	325,691	291,049	384,928

Income from operations	987,934	360,059	353,246

OTHER INCOME (EXPENSES)
Equity in joint venture operations	-   	12,313	28,530
Interest income	122,045	80,638	73,705
Interest expense	(   500,867)	(   502,292)	(   503,358)

Income (loss) before
	taxes on income	609,112	(    49,282)	(    47,877)

Provision for income taxes	-   	-   	-

Net income (loss)	$  609,112	($    49,282)	($   47,877)

Weighted average shares outstanding	  16,954,926	  17,385,664
 18,462,536

Earnings per common share	$   .04	($   -   )	($   -   )

	INTERWEST MEDICAL CORPORATION
	CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
	YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



				Net
					Unrealized
					Depreciation
				on
Common Stock            Additional                      Securities
Number of       Par             Paid-in         Retained        Available
 Treasury
Shares  Value           Capital Deficit for Sale        Stock

Balance,
December 31, 1994
20,000,000	$20,000		$4,798,745		($1,809,269)
	$    -   	($151,574)

Net loss				(    47,877)

Purchase of
217,000 shares
of common stock						(    26,508)

Balance,
December 31, 1995	20,000,000	20,000	4,798,745	( 1,857,146)
	-   	(  178,082)

Net loss				(49,282)

Purchase of
1,237,000 shares
of common stock	-   	-   	-   	-   	-   	(154,442)


Balance,
December 31, 1996	20,000,000	20,000	4,798,745	(  1,906,428)
	-  	(332,524)

	Net income				609,112

	Purchase of
		297,075 shares
                of common stock                                        (36,571)

	Change in
		unrealized
		depreciation on
		securities
		available for sale
                	(147,190)
Balance,
	December 31, 1997	20,000,000	$20,000	$4,798,745
        	($1,297,316)	($147,190)	($369,095)

INTERWEST MEDICAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



	1997	1996	1995
CASH FLOWS FROM
OPERATING ACTIVITIES:
Cash received from
customers/patients	$9,450,649	$9,045,079	$9,244,777
Interest received	122,045	80,638	73,705
Cash paid to suppliers
and employees	(7,916,683)	(8,220,967)	(7,975,413)
Interest paid	(500,880)	(502,292)	(503,358)

Net cash provided by
operating activities	1,155,131	402,458	839,711


CASH FLOWS FROM
INVESTING ACTIVITIES:
Purchase of property
and equipment	(315,427)	(352,675)	(586,159)
Proceeds from sale of property	659,873	55,595	-
Purchase of investments	(2,103,151)	-   	-
Mortgage escrow deposits, net	17,682	854	(13,808)
Receipts from joint ventures	-   	58,273	86,799

Net cash used
in investing activities	(1,741,023)	(237,953)	(513,168)


CASH FLOWS FROM
FINANCING ACTIVITIES:
Payments on debt	(13,819)	(12,386)	(11,100)
Purchase of treasury stock	(36,571)	(154,442)	(26,508)

Net cash used
in financing activities	(50,390)	(166,828)	(37,608)

Net (decrease) increase in cash	(636,282)	(2,323)	288,935

CASH, beginning of period	2,094,563	2,096,886	1,807,951

CASH, end of period	$1,458,281	$2,094,563	$2,096,886

	INTERWEST MEDICAL CORPORATION
	CONSOLIDATED STATEMENTS OF CASH FLOWS
	YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



	1997	1996	1995

RECONCILIATION OF NET INCOME
(LOSS) TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:

Net income (loss)	$609,112	($49,282)	($47,877)

Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:

Gain on sale of property	(78,775)	(36,034)	-
Depreciation and amortization	325,691	291,049	384,928
Abandonments	14,575	332,027	394,319
Equity in joint venture operations	-   	(12,313)	(28,530)
Changes in assets and liabilities:
Accounts receivable	(593,744)	(202,661)	142,428
Prepaid expenses and
	other receivables	13,170	5,749	(15,127)
Real estate development costs	88,000	105,077	23,580
	Other investments	-   	-   	10,000
	Accounts payable	687,668	(109,253)	(139,631)
Accrued liabilities	89,434	78,099	115,621

Net cash provided by
operating activities	$1,155,131	$402,458	$839,711


NONCASH INVESTING
AND FINANCING ACTIVITIES:

Included in prepaid expenses and other receivables at December 31, 1996 is $28,750 due from the president of the Company on the sale of common stock investments.

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES

The accounting policy relative to property and equipment is shown on the accompanying balance sheets. Other significant accounting policies are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of InterWest Medical Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in joint ventures are accounted for on the equity basis of accounting.

Reclassifications

Certain reclassifications have been made to 1996 and 1995 captions to conform to the 1997 presentation.

Depreciation

Depreciation of long-term health care property and equipment is provided principally on the straight-line method over the estimated useful lives of the depreciable assets. Estimated useful lives of depreciable assets are as follows:

Buildings and improvements	31 years
Equipment and furniture	7 years

	Investments in Securities

The Company has adopted Statement No. 115, Accounting for
Certain Investments in Debt and Equity Securities, issued by the Financial Accounting Standards Board. In accordance with Statement No. 115, the Company's investments in securities are classified as follows:

Trading Securities - Investments in debt and equity securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. The
Company does not, nor does it intend to, trade investments that it owns.

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES - continued

	Investments in Securities - continued

Securities to be Held to Maturity - Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

Securities Available for Sale - Securities available for sale consist of its debt and equity securities not classified as trading securities nor as securities to be held to maturity.

Unrealized holding gains and losses on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized.

Gains and losses on the sale of securities available for sale are determined using the specific identification method.

Oil and Gas Property and Equipment

The Company utilizes the "successful efforts" method of accounting for costs incurred in the exploration and development of oil and gas properties. Accordingly, costs incurred in the acquisition and exploratory drilling of oil and gas properties are accumulated and subsequently either expensed, if the properties are determined not to have proved reserves or capitalized as a depletable asset if proved reserves are discovered. Costs of drilling development wells are capitalized. Geological, geophysical and carrying costs are charged to expenses as incurred. Acquisition costs relating to producing oil and gas properties are amortized on a prospect by prospect basis using the units-of-production method based on engineers' estimates of proven oil and gas reserves. Depletion and depreciation of producing oil and gas properties (other than acquisition costs) are amortized by prospect using the units-of-production method based on estimated proved developed reserves.

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments

Financial instruments of the Company consist of cash, accounts receivable, investments and debt. Recorded values of cash and accounts receivable approximate fair values due to the short maturities of the instruments. For information on the fair value of investments, see Note 2.

The fair value of debt is estimated as its carrying value at December 31, 1997 plus refinancing costs paid in February
1998.  See Note 6.

	Carrying	Fair
	Amount	Value

Long-term debt - 1997	$4,545,652	$4,689,652

Long-term debt - 1996	$4,559,471	$5,198,252

Revenue

Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for service rendered.

Revenue under third-party payor agreements is subject to audit and retroactive adjustment. Provisions for estimated third-party payor settlements are provided in the period the related services are rendered. Differences between the estimated amounts accrued and interim and final settlements are reported in operations in the year of settlement.

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

The Company provides for deferred taxes resulting from temporary differences between the basis of assets and liabilities for financial and tax reporting purposes. Such differences result principally from the use of the direct write-off method for bad debts for tax reporting purposes and nondeductible write-downs of real estate development costs to net realizable value.

Earnings Per Common Share

The Company has adopted Statement No. 128, Earnings Per
Share, issued by the Financial Standards Accounting Board.
Adoption of Statement No. 128 had no effect upon 1997, 1996 or 1995 earnings per share computations.

Basic earnings per common share was computed based on the weighted average number of common shares outstanding for the period. Diluted earnings per share have not been presented since the inclusion of common stock equivalents would be antidilutive.

Cash Flows Presentation

For purposes of the statement of cash flows, the Company considers cash to include unrestricted cash and all highly liquid investments with initial maturities of ninety days or less from the date of purchase.

Amortization

Costs of obtaining financing are amortized over the term of the financing.

Credit Risk

The Company regularly maintains cash in bank deposit and brokerage accounts which exceed FDIC/SPIC insured limits.
The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES - continued

Stock-based Compensation

The Company recognizes compensation costs for stock-based compensation plans based on the difference, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock. Dates that quoted market prices are determined may vary depending on whether the terms of an award are fixed or variable.

The Financial Accounting Standards Board has issued Statement No. 123 establishing a fair value based method of accounting for stock-based compensation plans. As permitted under Statement No. 123, the Company does not intend to adopt the recognition or accounting requirements of the statement. No awards have been granted in 1997, 1996 or 1995.

	Accounting Changes

The Financial Accounting Standards Board has issued the following Statements of Financial Accounting Standards effective for fiscal years beginning after December 15, 1997:

No. 130 - Reporting Comprehensive Income

Requires that all items are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

No. 131 - Disclosures About Segments of an Enterprise
			 and Related Information

Requires disclosure of operating segments based upon information used internally for evaluating segment performance and allocating resources.

No. 132 - Employers' Disclosures About Pensions
			and Other Post-retirement Benefits

Revises employers' disclosures about pensions and other post-retirement plans.

The Company will adopt the above standards effective January 1, 1998. Adoption is not expected to have a significant effect upon current financial statements.

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2.   INVESTMENT SECURITIES

Investment securities consist entirely of equity securities.
The cost and market values of investment securities available for sale at December 31, 1997 were:

	Market value		$1,955,961
	Amortized cost		2,103,151

	Unrealized loss		($147,190)

Unrealized appreciation (depreciation) in investment securities available for sale are included in stockholders' equity, net of income tax effect.

There were no sales of securities in 1997.

The Company had no investment securities at December 31, 1996.


NOTE 3.   CAPITAL STOCK

The Company has adopted a Stock Option Plan which provides for the granting of options to officers and other key employees for the purchase of common stock of the Company.

The Plan reserves 1,500,000 shares of common stock for the granting of such options. Options are subjected to adjustment upon any change in the capital structure of the Company such as a stock dividend, stock split or other similar events.

Options may be granted at not less than 100% of the fair market value of the Company stock at the date of grant, and are exercisable during a term of ten years from the date of grant at any time in whole or in part, and are subject to continued employment and other conditions as set forth in the option agreement.

Options are exercisable only by the participants and are not assignable during their lifetime and must be exercised within one year of the death of the participant by his legal representatives.

Nine hundred, seventy-five thousand (975,000) shares exercisable at $0.15 per share were granted under the Plan.
All options expired unexercised in 1997.

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 4.   RELATED PARTY TRANSACTIONS

During the years ended December 31, 1997, 1996 and 1995 Arch B.
Gilbert, a Professional Corporation, whose sole stockholder is president of the Company, was paid $5,000, $9,000 and $21,500, respectively, for legal services rendered.

During the years ended December 31, 1997, 1996 and 1995, the above corporation was reimbursed $37,126, $47,068, and $56,056, respectively, for expenses incurred on behalf of the Company.

Included in other receivables at December 31, 1996 is $28,750 due from the Company's president from the sale of common stock investments to the president. No gain or loss was recognized from the sale. Included in accounts payable at December 31, 1997 is approximately $36,000 of advances from the Company's president.


NOTE 5.   FEDERAL INCOME TAXES

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1996. Adoption of this standard did not materially impact the Company's consolidated financial statements.

The Company had no income tax provision in 1997, 1996 or 1995, and no significant differences between the tax provisions and the amounts computed using statutory rates.

At December 31, 1997, the Company had unused operating loss carryforwards available to offset future income for tax reporting purposes of approximately $1,235,000 which ultimately expires in 2012.

All income (loss) since inception relates to domestic activity.

The tax effects of net operating loss carryforwards and temporary differences at December 31, 1997 and 1996 that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	1997	1996
Deferred tax assets
Net operating loss carryforwards	$419,399	$610,386
Unrealized loss on marketable securities	50,045	-

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 5.   FEDERAL INCOME TAXES - continued

					1997	1996

Real estate valuations	-   	17,480
Other	18,646	17,400

	488,090	645,266
Deferred tax liabilities	-   	-
Valuation allowance	(488,090)	(645,266)

Total deferred taxes, net	$   -   	$   -

During 1997 and 1996, the valuation allowance (decreased)
Increased ($157,176) and $16,401, respectively.


NOTE 6.   LONG-TERM DEBT

Long-term debt consisted of the following at December 31:

	1997	1996
Mortgage loan for financing of a
nursing home constructed in Colton,
California.  The mortgage loan bears
interest at 11%, is due in monthly
installments of $42,890 (principal
and interest), matures in June, 2030
and is secured by real estate	$4,545,652	$4,559,471

Less current maturities	15,418	13,818

	$4,530,234	$4,545,653

Aggregate maturities of long-term debt for each of the succeeding five years and thereafter is as follows:

1998		$15,418
1999		17,202
2000		19,192
2001		21,413
2002		23,891
Thereafter		4,448,536

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 6.   LONG-TERM DEBT - continued

In February 1998, the above mortgage loan was restructured to reduce the mortgage interest rate to 7.375% effective February 1, 1998. In connection with the restructuring, the Company paid approximately $144,000 of debt issue costs in 1998.


NOTE 7.   SEGMENTED INFORMATION

The Company's operations are classified into three principal industry segments:

Long-term Health Care	-	Operation of convalescent centers involving
				skilled nursing care in southern California

Real Estate Development
and Construction	-	Construction and sale of single family housing

Oil and Gas	-	Oil and gas exploration and development

Following is a summary of segmented information for 1997, 1996 and 1995:

					1997
						Real Estate
					Long-term		Development
					Health	and	Oil and
					Care		Construction	Gas
                                        	Consolidated

Sales to unaffiliated customers	$9,773,756	$87,606	$261,806
	$10,123,168

Operating income (loss)	$1,173,269	($394)	$48,571	$1,221,446
Other income				122,045
General corporate expenses				(233,512)
Interest expenses				(500,867)

Income before income taxes				$609,112

Identifiable assets	$5,829,421	$49,725	$180,361	$6,059,507
Corporate assets				3,462,741

Total Assets at 12/31/97				$9,522,248

Capital expenditures    $199,551        $   -           $115,876       $315,427

Depreciation, depletion
and amortization	$245,394	$   -   	$80,297	$325,691

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 7.   SEGMENTED INFORMATION  - continued

					1996
						Real Estate
					Long-term		Development
					Health	and	Oil and
					Care	Construction	Gas
                                        	Consolidated

Sales to unaffiliated customers	$8,903,359	$104,533	$275,882
	$9,283,774

Operating income (loss) $1,003,417      ($40,375)       ($387,787)     $575,255
Other income				92,951
General corporate expenses				(215,196)
Interest expenses				(502,292)

Loss before income taxes				($49,282)

Identifiable assets	$5,356,666	$121,582	$731,961
	$6,210,209
Corporate assets				2,123,405

Total Assets at 12/31/96				$8,333,614

Capital expenditures	$85,867	$   -   	$266,808	$352,675

Depreciation, depletion
and amortization	$222,625	$   -   	$68,424	$291,049

					1995
					Real Estate
					Long-term		Development
					Health	and	Oil and
					Care		Construction	Gas	Consolidated

Sales to unaffiliated customers	$8,758,711	$22,091	$321,547
	$9,102,349

Operating income (loss)	$1,143,251	($9,844)	($549,500)$583,907
Other income				102,235
General corporate expenses				(230,661)
Interest expenses				(503,358)

Loss before income taxes				($47,877)

Identifiable assets	$5,318,673	$272,619	$863,795
	$6,455,087
Corporate assets				2,125,791

Total Assets at 12/31/95				$8,580,878

Capital expenditures	$33,865	$   -   	$552,294	$586,159

Depreciation, depletion
and amortization	$219,323	$   -	$165,605	$384,928

	INTERWEST MEDICAL CORPORATION
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 7.   SEGMENTED INFORMATION  - continued

The Company did not have any intersegment sales. Operating loss is total revenues less operating expenses for each segment and excludes general corporate expenses, interest expense and other income of a corporate nature. Identifiable assets by segment are those assets that are used in the Company's operations within that industry. Corporate assets consist principally of cash.


NOTE 8.   CONTINGENCIES

The Company is involved in litigation pertaining to its long-term health care operations. It is the Company's opinion that any loss incurred would be adequately covered by insurance and the ultimate liability, if any, should not have a material adverse effect on the Company's consolidated financial position.


NOTE 9.   EMPLOYEES RETIREMENT PLAN

The Company has a retirement plan, established in 1996, covering substantially all of its employees. Contributions to the plan in 1997 and 1996 totaled $35,440 and $21,216, respectively.